SO
3-16-04

04001758

ATES
NGE COMMISSION
.C. 20549

VP 3-4-04

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49217

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Veritage Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4 Megonko Road
(No. and Street)

Natick	MA	01760
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jane Morris McColl — 508/416-1788
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morris & Morris, P.C.
(Name – *if individual, state last, first, middle name*)

32 Kearney Road	Needham Heights	MA	02494
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PS
3/23

OATH OR AFFIRMATION

I, Jane Morris McColl, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Veritage Group, LLC, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Jane Morris McColl
Signature

Managing Member
Title

Patricia Montgomery
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VERITAGE GROUP, LLC

FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION

Years Ended December 31, 2003 and 2002

Contents

MORRIS
&
MORRIS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

February 10, 2004

TO THE MEMBER
VERITAGE GROUP, LLC
4 Megonko Road
Natick, MA 01760

We have audited the accompanying balance sheets of Veritage Group, LLC as of December 31, 2003 and 2002, and the related statements of operations and comprehensive income, member's capital, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Veritage Group, LLC at December 31, 2003 and 2002, and the results of its operations, member's capital, and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Morris + Morris, P.C.
Certified Public Accountants

32 Kearney Road • Needham Heights, MA 02494 • (781) 455-6900 • Fax (781) 455-6902

MORRIS & MORRIS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

VERITAGE GROUP, LLC

BALANCE SHEETS

	December 31 2003	December 31 2002
ASSETS		
CURRENT ASSETS:		
Cash and Equivalents	$ 24,610	$ 29,474
Accounts Receivable	10,000	89,262
TOTAL CURRENT ASSETS	34,610	118,736
PROPERTY AND EQUIPMENT, at Cost	43,657	42,441
Less: Accumulated Depreciation	(21,290)	(15,984)
	22,367	26,457
DEPOSIT	650	650
TOTAL ASSETS	$ 57,627	$ 145,843
LIABILITIES AND MEMBER'S CAPITAL		
LIABILITIES:		
Note Payable - Bank	$ -	$ -
TOTAL CURRENT LIABILITIES	-	-
MEMBER'S CAPITAL	57,627	145,843
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$ 57,627	$ 145,843

The accompanying notes and independent auditors' report are an integral part of these financial statements.

MORRIS & MORRIS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

VERITAGE GROUP, LLC

STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	Years Ended December 31	
	2003	2002
REVENUES	$ 548,308	$ 628,858
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES:		
Professional Expenses	275,741	289,810
Travel and Entertainment	18,623	15,838
Utilities	9,822	6,535
Depreciation	8,260	7,250
General and Administrative	6,498	13,545
TOTAL EXPENSES	318,944	332,978
INCOME FROM OPERATIONS	229,364	295,880
OTHER (EXPENSE) INCOME:		
Interest and Dividend Income	86	104
(Loss) Gain on Sale of Investments	-	(9,184)
	86	(9,080)
NET INCOME	229,450	286,800
OTHER COMPREHENSIVE INCOME (LOSS):		
Change in Unrealized Holding Gain (Loss) on Investments During the Year	-	813
TOTAL COMPREHENSIVE INCOME	$ 229,450	$ 287,613

The accompanying notes and independent auditors' report are an integral part of these financial statements.

MORRIS & MORRIS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

VERITAGE GROUP, LLC

STATEMENTS OF MEMBER'S CAPITAL

Years Ended December 31, 2003 and 2002

	Member's Capital (Deficit)	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Totals
Year Ended December 31, 2002					
Beginning Balance, January 1, 2002	$ (854,325)	$ 75,000	$ (813)	$ 883,039	$ 102,901
Add: Capital Contributions	-	-	-	-	-
Add: Net Income	-	-	-	286,800	286,800
Add: Unrealized Gain on Investment	-	-	813	-	813
Deduct: Distribution to Member	(244,671)	-	-	-	(244,671)
Ending Balance, December 31, 2002	$(1,098,996)	$ 75,000	$ -	$ 1,169,839	$ 145,843
Year Ended December 31, 2003					
Beginning Balance, January 1, 2003	$(1,098,996)	$ 75,000	$ -	$ 1,169,839	$ 145,843
Add: Capital Contributions	-	-	-	-	-
Add: Net Income	-	-	-	229,450	229,450
Add: Unrealized Gain on Investment	-	-	-	-	-
Deduct: Distribution to Member	(317,666)	-	-	-	(317,666)
Ending Balance, December 31, 2003	$(1,416,662)	$ 75,000	$ -	$ 1,399,289	$ 57,627

The accompanying notes and independent auditors' report are an integral part of these financial statements.

MORRIS & MORRIS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

VERITAGE GROUP, LLC

STATEMENTS OF CASH FLOWS

	Years Ended December 31	
	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:		
Cash Received from Customers	$ 627,570	$ 549,596
Cash Paid for Operating Expenses	(310,684)	(325,728)
Interest and Dividend Income Received	86	104
Net Cash Provided by Operating Activities	316,972	223,972
CASH FLOWS FROM INVESTING ACTIVITIES:		
Cash Received from Sale of Investments	-	-
Cash Paid for Property and Equipment	(4,170)	(5,243)
Net Cash (Used for) Investing Activities	(4,170)	(5,243)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Cash Distributed to Member	(317,666)	(232,005)
Cash Paid to Reduce Note Payable - Other	-	(18,630)
Cash Received from Loan Proceeds - Line-of-Credit	10,000	-
Cash Paid to Reduce Note Payable - Line-of-Credit	(10,000)	-
Net Cash (Used for) Financing Activities	(317,666)	(250,635)
NET (DECREASE) IN CASH AND EQUIVALENTS	(4,864)	(31,906)
CASH AND EQUIVALENTS, Beginning of Year	29,474	61,380
CASH AND EQUIVALENTS, End of Year	$ 24,610	$ 29,474

The accompanying notes and independent auditors' report are an integral part of these financial statements.

VERITAGE GROUP, LLC

STATEMENTS OF CASH FLOWS (Continued)

	Years Ended December 31	
	2003	2002
RECONCILIATIONS OF TOTAL COMPREHENSIVE INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES:		
Total Comprehensive Income	$ 229,450	$ 287,613
Adjustments to Reconcile Total Comprehensive Income to Net Cash Provided by Operating Activities:		
Unrealized Holding (Gain) Loss on Investments	-	(813)
Depreciation	8,260	7,250
Loss (Gain) on Sale of Investments	-	9,184
Changes in Assets and Liabilities:		
Decrease (Increase) in Accounts Receivable	79,262	(79,262)
Total Adjustments	87,522	(63,641)
Net Cash Provided by Operating Activities	$ 316,972	$ 223,972

The accompanying notes and independent auditors' report are an integral part of these financial statements.

VERITAGE GROUP, LLC

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2003 and 2002

A. THE COMPANY AND NATURE OF ITS OPERATIONS:

Veritage Group, LLC (the Company) was formed on February 29, 1996 as a Delaware Limited Liability Company. The Company is engaged generally in the business of placing private securities with institutional investors. The Company's latest date of dissolution is March 20, 2026.

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

1. Methods of Accounting

The financial statements have been prepared using the accrual-basis method of accounting. The Company utilizes the cash-basis method of accounting for income tax reporting purposes.

2. Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at December 31, 2003 and 2002, and the reported amounts of revenues and expenses for the years then ended. Actual results and amounts may differ from the estimates made in the preparation of these financial statements.

3. Cash and Equivalents

The Company invests certain cash in excess of operating requirements into money market accounts of financial institutions. The carrying amounts approximate fair market value because of the short-term nature of these securities. For the purpose of the statements of cash flows, the Company considers all short-term cash investments with a maturity of ninety days or less to be cash equivalents.

VERITAGE GROUP, LLC
NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2003 and 2002

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

4. Marketable Securities

The Company utilizes Statements of Financial Accounting Standards ("SFAS") No. 115 - "Accounting for Certain Investment in Debt and Equity Securities" to account for Marketable Securities. The Company considers all marketable debt and equity securities available for sale and, accordingly, Marketable Securities are stated at fair market value in the financial statements. Unrealized holding gains and losses are included as a component of member's capital, until realized.

5. Uncollectible Accounts

For financial reporting purposes, the Company utilizes the reserve method to account for possible uncollectible accounts. Accounts deemed to be uncollectible are written off in the year that the account becomes uncollectible. The direct write-off method is utilized for income tax reporting purposes.

6. Property and Equipment

Property and Equipment is recorded at cost. Major replacements and betterments to equipment are capitalized, whereas routine maintenance, repairs and minor replacements are charged as incurred.

The Company utilizes the straight-line method in computing depreciation and amortization expense for financial reporting purposes, while utilizing various accelerated methods in computing depreciation and amortization expense for tax reporting purposes. Depreciation and amortization expense is computed using the estimated lives of individual assets as follows:

	Number of Years
Office Furniture and Equipment	5-7

VERITAGE GROUP, LLC

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2003 and 2002

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

7. Investments

Investments consisted of an investment in a limited partnership which is stated at fair value, as determined in good faith by the Member Manager. The Member Manager's valuation of fair value was based on the most recent available information provided to the Company by the limited partnership. The fair value of the investment does not necessarily represent the amounts that may ultimately be realized, since such amounts depend upon future circumstances and cannot reasonably be determined until the investment is liquidated.

Distributions from Portfolio Funds in the form of cash or securities are recorded when received. Securities received as distributions from Portfolio Funds are stated at fair value on the date of distribution.

Realized and unrealized gains and losses on investment transactions are determined on a specific identification method and are reflected in the statements of operations and comprehensive income.

8. Federal and State Income Taxes

The Company is organized as a Limited Liability Company (LLC). Under the provisions of the Internal Revenue Code for LLC's, the Company is treated as a Sole Proprietorship for income tax reporting purposes and, therefore, is not subject to income taxes. Income or losses of the Company are includable in the Member's individual income tax returns.

9. Comprehensive Income

The Company has adopted Statement of Financial Accounting Standards ("SFAS") No. 130 - Reporting Comprehensive Income. SFAS No. 130 establishes standards for reporting and displaying comprehensive income which is composed of net income and changes in unrealized holding gains/losses in securities.

VERITAGE GROUP, LLC

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2003 and 2002

C. CONCENTRATION OF CREDIT RISK:

During the years ended December 31, 2003 and 2002, the Company performed a significant amount of work for four (4) unrelated customers. The amounts related to these significant customers included in the accompanying statements of operations and comprehensive income and balance sheets are as follows:

	Revenues for the Years Ended December 31		Accounts Receivable as of December 31	
	2003	2002	2003	2002
Customer A	$ 207,785	$ 307,290	$ -	$ 69,262
Customer B	120,000	141,553	-	-
Customer C	100,000	-	-	-
Customer D	20,000	84,495	-	10,000

The Company maintains its cash in various accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes the Company is not exposed to any significant credit risk related to cash.

D. INVESTMENT IN LIMITED PARTNERSHIP:

On December 31, 2002, the Company's investment in a limited partnership, whose principal purpose is private equity investing, was distributed, at fair market value, to its Member Manager. At December 31, 2002, the Company had a 0% ownership interest therein.

E. NOTE PAYABLE - LINE-OF-CREDIT:

The Company has a $25,000 line-of-credit, expiring on June 19, 2004, with a commercial bank at an interest rate of six and one half percent (6.5%), secured by the Company's assets.

VERITAGE GROUP, LLC

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2003 and 2002

F. NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both, as defined, shall not exceed 15 to 1. At December 31, 2003 and 2002, the Company had net capital of $24,610 and $29,474, respectively, which was $19,610 and $24,474, respectively, in excess of its required net capital of $5,000. At December 31, 2003 and 2002, the Company's ratio of aggregate indebtedness to net capital was 0.00 to 1 and 0.00 to 1, respectively. In addition, the Company has informally agreed with the NASD that it will maintain minimum net capital of $6,000.

MORRIS & MORRIS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON ADDITIONAL INFORMATION

Our audits of the financial statements of Veritage Group, LLC at December 31, 2003 and 2002, and for the years then ended, were intended primarily for the purpose of formulating an opinion on the basic financial statements taken as a whole.

The additional information presented in the following pages has been taken primarily from accounting and other records of the Company and is not necessary for fair presentation of its financial position, results of its operations or its cash flows in order to be in conformity with accounting principles generally accepted in the United States of America. The additional information has not been subjected to tests and other auditing procedures sufficient to enable us to express an opinion as to the fairness of the details included therein and, accordingly, we do not express an opinion on the additional information.

Morris + Morris, P.C.

Certified Public Accountants

32 Kearney Road • Needham Heights, MA 02494 • (781) 455-6900 • Fax (781) 455-6902

VERITAGE GROUP, LLC

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

	December 31 2003	December 31 2002
Net Capital:		
Total Member's Capital	$ 57,627	$ 145,843
Deduct Nonallowable Assets:		
Accounts Receivable	10,000	89,262
Property and Equipment, Net	22,367	26,457
Deposit	650	650
	33,017	116,369
Net Capital	$ 24,610	$ 29,474
Aggregate Indebtedness	$ -	$ -
Computation of Basic Net Capital Requirement:		
Minimum Net Capital required - 6 2/3% of total aggregate indebtedness, but not less than $5,000	$ 5,000	$ 5,000
Excess of Net Capital over Requirement	$ 19,610	$ 24,474
Ratio: Aggregate Indebtedness to Net Capital	0.00 to 1	0.00 to 1

There are no material differences from the above computations and the Company's corresponding unaudited Part II-A filings of December 31, 2003 and 2002.

VERITAGE GROUP, LLC

EXEMPTION UNDER RULE 15c3-3

Years Ended December 31, 2003 and 2002

The Company claims exemption under the provisions of Rule 15c3-3(k)2(i), since the Company is a broker/dealer engaged in the business of raising funds for private placements.

MORRIS & MORRIS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To The Member
Veritage Group, LLC

In planning and performing our audits of the financial statements of Veritage Group, LLC (the Company) for the years ended December 31, 2003 and 2002, we considered its internal control structure in order to determine our auditing procedures, for the purpose of expressing our opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Veritage Group, LLC, that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the preceding paragraph; and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

32 Kearney Road • Needham Heights, MA 02494 • (781) 455-6900 • Fax (781) 455-6902

MORRIS
MORRIS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5
(Continued)

Because of inherent limitations in any internal control structure or in the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions, or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur, and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 and 2002 to meet the SEC's objectives. In addition, the Company was in compliance with the exemptive provisions of Rule 15c3-3 at December 31, 2003 and 2002; and, further, no facts came to our attention indicating that the Company was not in compliance with such conditions during the years ended December 31, 2003 and 2002.

This report is intended solely for the use of management and the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

Morris & Morris, P.C.

Certified Public Accountants